Master Tax-Exempt Trust
File Number: 811-21301
CIK Number: 1186243
For the Period Ending: 3/31/2005

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner & Smith Inc., for the year ended March 31, 2005.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date
08/17/2004	$73,160	Texas Muni Pwr Ser 91	1.200%	08/18/2004
08/19/2004	33,210	Texas Muni Pwr Ser 91	1.300	10/13/2004
09/01/2004	200,000	Texas ST Trans	3.000	08/31/2005
10/13/2004	33,210	Texas Muni Pwr Ser 91	1.750	11/02/2004
11/02/2004	33,210	Texas Muni Pwr Ser 91	1.780	12/03/2004
12/03/2004	33,210	Texas Muni Pwr Ser 91	1.750	01/11/2005
01/11/2005	33,210	Texas Muni Pwr Ser 91	1.860	03/01/2005
03/01/2005	33,210	Texas Muni Pwr Ser 91	1.930	04/04/2005